FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 29, 2009

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: April 29, 2009 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.8780.5489 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, CFO / Vice President Freddie Liu, Vice President Allen Kan, Manager ir@aseglobal.com Clare Lin, Director (US Contact) clare.lin@aseus.com Tel: + 1.408.986.6524

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2009

Taipei, Taiwan, R.O.C., April 29, 2009 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited net revenues1 of NT$13,397 million for the first quarter of 2009 (1Q09), down 46% year-over-year and down 27% sequentially.  Net loss for the quarter totaled NT$1,567 million, down from net income of NT$2,337 million in 1Q08 and net loss of NT$800 million in 4Q08.  Losses per share for the quarter was NT$0.30 (or US$0.045 per ADS), compared to diluted earnings per share of NT$0.41 for 1Q08 and losses per share of NT$0.15 for 4Q08.

RESULTS OF OPERATIONS

1Q09 Results Highlights

●
Net revenue contribution from IC packaging operations (including module assembly), testing operations, and substrates sold to third parties was NT$10,208 million, NT$2,768 million and NT$421 million, respectively, and each represented approximately 76%, 21% and 3%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$12,739 million, down 31% year-over-year and down 16% sequentially.

-	Raw material cost totaled NT$3,760 million during the quarter, representing 28% of total net revenues, compared with NT$4,910 million and 27% of net revenues in the previous quarter.

-	Labor cost totaled NT$2,524 million during the quarter, representing 19% of total net revenues, compared with NT$2,863 million and 16% of net revenues in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$4,257 million during the quarter, up 8% year-over-year and down 1% sequentially.

●	Total operating expenses during 1Q09 were NT$2,069 million, including NT$750 million in

________________
1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP.  Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results for any future period.

1

Advanced Semiconductor Engineering, Inc.

R&D and NT$1,319 million in SG&A, compared with operating expenses of NT$2,233 million in 4Q08.  The sequential decrease was primarily attributable to continuing cost savings in 1Q09.  Total operating expenses as a percentage of net revenues for the current quarter were 15%, up from 11% in 1Q08 and up f rom 12% in 4Q08.

●	Operating loss for the quarter totaled NT$1,411 million, down from operating income of NT$967 million in the previous quarter. Operating margin decreased to a negative 11% in 1Q09 from 5% in 4Q08.

●	In terms of non-operating items:

-	Net interest expense was NT$435 million, down from NT$522 million a quarter ago primarily due to lowered average bank loan balances and interest rates during the quarter.

-	Net foreign exchange loss of NT$107 million was primarily attributable to the appreciation of the U.S. dollar against the N.T. dollar.

-	Gain on equity-method investments of NT$24 million was primarily attributable to our investment in USI.

-
Other non-operating income of NT$283 million were primarily related to the valuation adjustment of financial assets and other miscellaneous expenses.  Total non-operating expenses for the quarter were NT$235 million, compared to NT$69 million for 1Q08 and NT$1,490 million for 4Q08.

●
Loss before tax was NT$1,646 million for 1Q09, compared with a loss of NT$523 million in the previous quarter.  We recorded income tax benefit of NT$50 million during the quarter, compared to income tax expense of NT$300 million in 4Q08.

●	In 1Q09, net loss was NT$1,567 million, compared to net income of NT$2,337 million for 1Q08 and net loss of NT$800 million for 4Q08.

●
Our total number of shares outstanding at the end of the quarter was 5,547,110,234 shares, including treasury stock owned by our subsidiaries and shares bought back from the open market.  We had bought back treasury stock of 217,974,000 shares from the open market and had cancelled 144,037,000 shares as of March 31, 2009.  Our losses per share for 1Q09 was NT$0.30, or US$0.045 per ADS, based on 5,183,404,095 weighted average number of shares outstanding in 1Q09.

LIQUIDITY AND CAPITAL RESOURCES

●	As of March 31, 2009, our cash and other financial assets totaled NT$27,750 million, compared to NT$27,406 million as of December 31, 2008.

●	Capital expenditures in 1Q09 totaled US$24 million, of which US$14 million was used for IC packaging and US$10 million was used for testing.

●
As of March 31, 2009, we had total bank debt of NT$63,675 million, compared to NT$62,703 million as of December 31, 2008.  Total bank debt consisted of NT$7,488 million of revolving working capital loans, NT$2,405 million of the current portion of long-term debt, and NT$53,782 million of long-term debt.  Total unused credit lines were NT$53,203 million.

●	Current ratio as of March 31, 2009 was 2.10, compared to 1.83 as of December 31, 2008. Net debt to equity ratio was 0.51 as of March 31, 2009.

●	Total number of employees was 25,032 as of March 31, 2009, compared to 29,407 as of March 31, 2008 and 26,977 as of December 31, 2008.

2

Advanced Semiconductor Engineering, Inc.

BUSINESS REVIEW

IC Packaging Services2

●	Net revenues generated from our IC packaging operations were NT$10,208 million during the quarter, down NT$9,019 million, or 47% year-over-year, and down NT$3,797 million, or 27% sequentially.

●	Net revenues from advanced substrate and leadframe-based packaging accounted for 88% of total IC packaging net revenues during the quarter, up by 2 percentage points from the previous quarter.

●	Gross margin for our IC packaging operations was 5%, down by 16 percentage points year-over-year and by 10 percentage points sequentially.

●
Capital expenditures for our IC packaging operations amounted to US$14 million during the quarter, of which US$13 million was used for wirebonding packaging capacity and US$1 million was used for wafer bumping and flip chip packaging equipment.

●	As of March 31, 2009, there were 8,419 wirebonders in operation. 6 wirebonders were added and 33 wirebonders was disposed of during the quarter.

●	Net revenues from flip chip packages and wafer bumping services accounted for 12% of total packaging net revenues, down by 3 percentage points from the previous quarter.

Testing Services

●	Net revenues generated from our testing operations were NT$2,768 million, down NT$2,127 million, or 43% year-over-year, and down NT$1,062 million, or 28% sequentially.

●
Final testing contributed 86% to total testing net revenues, up by 5 percentage points from the previous quarter.  Wafer sort contributed 10% to total testing net revenues, down by 5 percentage points from the previous quarter.  Engineering testing contributed 4% to total testing net revenues, which equaled the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,512 million, up from NT$1,455 million in 1Q08 and down from NT$1,575 million in 4Q08.

●	In 1Q09, gross margin for our testing operations was 5%, down by 32 percentage points year-over-year and down by 17 percentage points sequentially.

●	Capital spending on our testing operations amounted to US$10 million during the quarter.

●	As of March 31, 2009, there were 1,572 testers in operation. 70 testers were added and 81 testers were disposed of during the quarter.

Substrate Operations

●
PBGA substrate manufactured by ASE amounted to NT$1,076 million for the quarter, down NT$992 million, or 48% year-over-year, and down NT$422 million, or 28% from the previous quarter.  Of the total output of NT$1,076 million, NT$421 million was from sales to external customers.

●	Gross margin for substrate operations was negative 7% during the quarter, down by 22 percentage points year-over-year and down by 19 percentage points sequentially.

●	In 1Q09, the Company’s internal substrate manufacturing operations supplied 52% (by value) of our total substrate requirements.

Customers

●
Our five largest customers together accounted for approximately 33% of our total net revenues in 1Q09, compared to 27% in 1Q08 and 30% in 4Q08.  Only one single customer accounted for more than 10% of our total net revenues.

_________________
2 IC packaging services include module assembly services.

3

Advanced Semiconductor Engineering, Inc.

●	Our top 10 customers contributed 47% of our total net revenues during the quarter, compared to 45% in 1Q08 and 46% in 4Q08.

●	Our customers that are integrated device manufacturers, or IDMs, accounted for 35% of our total net revenues during the quarter, compared to 43% in 1Q08 and 42% in 4Q08.

About ASE,  Inc.
ASE, Inc. is the world's largest independent provider of IC packaging services and testing services, including front-end engineering testing, wafer probing and final testing services.  ASE, Inc.’s international customer base of more than 200 customers includes such leading names as ATI Technologies Inc., CSR plc, MediaTek Inc., NEC Corporation, NVIDIA Corporation, NXP Semiconductors, Qualcomm Incorporated, RF Micro Devices Inc., STMicroelectronics N.V. and VIA Technologies, Inc.  With advanced technological capabilities and a global presence spanning Taiwan, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2007 Annual Report on Form 20-F filed on June 30, 2008.

4

Supplemental Financial Information

Consolidated Operations
Amounts in NT$ Millions	1Q/09	4Q/08	1Q/08
Net Revenues	13,397	18,311	24,695
Revenues by End Application
Communication	48%	46%	45%
Computer	16%	19%	25%
Automotive and Consumer	35%	35%	30%
Others	1%	0%	0%
Revenues by Region
North America	54%	54%	50%
Europe	12%	15%	13%
Taiwan	20%	15%	22%
Japan	11%	12%	8%
Other Asia	3%	4%	7%

IC Packaging Services
Amounts in NT$ Millions	1Q/09	4Q/08	1Q/08
Net Revenues	10,208	14,005	19,227
Revenues by Packaging Type
Advanced substrate & leadframe based	88%	86%	88%
Traditional leadframe based	6%	6%	4%
Module assembly	2%	4%	5%
Others	4%	4%	3%
Capacity
CapEx (US$ Millions) *	14	27	78
Number of Wirebonders	8,419	8,446	8,126

Testing Services
Amounts in NT$ Millions	1Q/09	4Q/08	1Q/08
Net Revenues	2,768	3,830	4,895
Revenues by Testing Type
Final test	86%	81%	77%
Wafer sort	10%	15%	19%
Engineering test	4%	4%	4%
Capacity
CapEx (US$ Millions) *	10	19	44
Number of Testers	1,572	1,583	1,555
* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended
	Mar. 31 2009	Dec. 31 2008	Mar. 31 2008
Net revenues:
IC Packaging	10,208	14,005	19,227
Testing	2,768	3,830	4,895
Others	421	476	573
Total net revenues	13,397	18,311	24,695

Cost of revenues	(12,739)	(15,111)	(18,507)
Gross profit	658	3,200	6,188

Operating expenses:
Research and development	(750)	(875)	(1,096)
Selling, general and administrative	(1,319)	(1,358)	(1,740)
Total operating expenses	(2,069)	(2,233)	(2,836)
Operating (loss) income	(1,411)	967	3,352

Net non-operating (expenses) income:
Interest expense - net	(435)	(522)	(275)
Foreign exchange gain (loss)	(107)	(166)	301
Gain (loss) on equity-method investments	24	(125)	104
Others	283	(677)	(199)
Total non-operating (expenses) income	(235)	(1,490)	(69)
Income (loss) before tax	(1,646)	(523)	3,283

Income tax benefit (expense)	50	(300)	(412)
(Loss) income from continuing operations and before minority interest	(1,596)	(823)	2,871
Minority interest	29	23	(534)

Net income (loss)	(1,567)	(800)	2,337

Per share data:
Earnings (losses) per share
– Basic	NT$(0.30)	NT$(0.15)	NT$0.43
– Diluted	NT$(0.30)	NT$(0.15)	NT$0.41

Earnings (losses) per equivalent ADS
– Basic	US$(0.045)	US$(0.023)	US$0.067
– Diluted	US$(0.045)	US$(0.023)	US$0.065

Number of weighted average shares used in diluted EPS calculation (in thousands)	5,183,404	5,324,543	5,662,801

Exchange rate (NT$ per US$1)	33.82	32.83	31.74

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

As of Mar. 31, 2009		As of Dec. 31, 2008

Current assets:
Cash and cash equivalents	26,619	26,139
Financial assets – current	1,131	1,267
Notes and accounts receivable	10,320	11,388
Inventories	4,446	4,992
Others	2,954	2,581
Total current assets	45,470	46,367

Financial assets – non current	4,540	4,327
Properties – net	82,405	84,758
Intangible assets	12,499	12,592
Others	4,150	4,146
Total assets	149,064	152,190

Current liabilities:
Short-term debts – revolving credit	7,488	8,779
Current portion of long-term debts	2,405	2,694
Notes and accounts payable	4,168	5,167
Others	7,575	8,631
Total current liabilities	21,636	25,271

Long-term debts	53,782	49,855
Long-term bonds payable	0	1,375
Other liabilities	3,594	3,728
Total liabilities	79,012	80,229

Minority interest	2,076	2,289

Shareholders’ equity	67,976	69,672
Total liabilities & shareholders’ equity	149,064	152,190

Current Ratio	2.10	1.83
Net Debt to Equity	0.51	0.49